 ALAMOS GOLD INC.

THIRD QUARTER 2018 REPORT
September 30, 2018
(Prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and stated in millions of United States dollars, unless otherwise indicated)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements
▪Condensed Interim Consolidated Statements of Financial Position
▪Condensed Interim Consolidated Statements of Comprehensive (Loss) Income
▪Condensed Interim Consolidated Statements of Changes in Equity
▪Condensed Interim Consolidated Statements of Cash Flows
▪Notes to Condensed Interim Consolidated Financial Statements

Q3 2018 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	September 30, 2018	December 31, 2017
A S S E T S
Current Assets
Cash and cash equivalents	$224.8	$200.8
Equity securities	5.6	35.8
Amounts receivable (note 4)	31.4	41.0
Inventory (note 5)	149.9	161.2
Other current assets	17.6	14.4
Total Current Assets	429.3	453.2

Non-Current Assets
Long-term inventory (note 5)	61.7	68.7
Mineral property, plant and equipment (note 6)	2,798.7	2,753.4
Other non-current assets	43.7	45.0
Total Assets	$3,333.4	$3,320.3

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities (note 7)	$115.4	$101.0
Income taxes payable	9.5	12.2
Dividends payable (note 8(e))	3.9	—
Total Current Liabilities	128.8	113.2

Non-Current Liabilities
Deferred income taxes	484.5	477.0
Decommissioning liabilities	46.3	44.6
Other non-current liabilities	2.2	4.3
Total Liabilities	661.8	639.1

E Q U I T Y
Share capital (note 8)	$3,693.9	$3,691.7
Contributed surplus	94.6	89.5
Warrants	3.9	4.0
Accumulated other comprehensive (loss) income	(7.4)	13.0
Deficit	(1,113.4)	(1,117.0)
Total Equity	2,671.6	2,681.2
Total Liabilities and Equity	$3,333.4	$3,320.3
Commitments (note 13)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Q3 2018 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive (Loss) Income
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
OPERATING REVENUES	$146.7	$128.8	$488.7	$381.1

COST OF SALES
Mining and processing	92.8	69.2	291.0	225.0
Royalties (note 13)	4.8	3.2	16.8	10.7
Amortization	40.0	28.2	124.5	84.5
	137.6	100.6	432.3	320.2
EXPENSES
Exploration	2.4	2.6	8.5	6.0
Corporate and administrative	4.9	3.6	13.9	10.9
Share-based compensation (note 8)	1.2	1.1	5.3	5.1
	146.1	107.9	460.0	342.2
EARNINGS FROM OPERATIONS	0.6	20.9	28.7	38.9

OTHER EXPENSES
Finance expense	(1.0)	(0.8)	(2.8)	(5.5)
Foreign exchange gain (loss)	0.7	0.7	(2.7)	10.1
Other gain (note 9)	0.4	1.3	1.7	2.2
Loss on redemption of senior secured notes	—	—	—	(29.1)
EARNINGS BEFORE INCOME TAXES	$0.7	$22.1	$24.9	$16.6

INCOME TAXES
Current income tax expense	(4.2)	(1.5)	(17.9)	(7.6)
Deferred income tax recovery (expense)	10.7	8.2	(8.1)	22.3
NET EARNINGS (LOSS)	$7.2	$28.8	($1.1)	$31.3

Items that may be subsequently reclassified to net earnings:
Gain (loss) on currency hedging instruments, net of taxes	2.5	1.7	(2.9)	7.4
Items that will not be reclassified to net earnings:
Unrealized (loss) gain on equity securities, net of taxes	(3.5)	1.1	(5.0)	2.7
Total other comprehensive (loss) income	($1.0)	$2.8	($7.9)	$10.1
COMPREHENSIVE INCOME (LOSS)	$6.2	$31.6	($9.0)	$41.4

EARNINGS PER SHARE (note 8)
– basic	$0.02	$0.10	$0.00	$0.11
– diluted	$0.02	$0.09	$0.00	$0.10
Weighted average number of common shares outstanding (000's)
– basic	389,854	300,448	389,572	294,853
– diluted	394,546	303,888	389,572	298,506
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Q3 2018 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited - stated in millions of United States dollars)

	For nine months ended
	September 30,	September 30,
	2018	2017
SHARE CAPITAL (note 8)
Balance, beginning of the year	$3,691.7	$2,822.2
Issuance of shares related to equity financing	—	241.8
Issuance of shares pursuant to through flow-through share agreement	—	8.4
Issuance of shares related to share-based compensation	1.2	2.3
Transfer from contributed surplus of share-based compensation redeemed	0.4	1.2
Issuance of shares related to exercise of warrants	0.6	0.5
Balance, end of period	$3,693.9	$3,076.4

CONTRIBUTED SURPLUS
Balance, beginning of the year	$89.5	$70.9
Transfer to share capital of share-based compensation redeemed	(0.4)	(1.2)
Share-based compensation	5.5	5.1
Balance, end of period	$94.6	$74.8

WARRANTS
Balance, beginning of the year	$4.0	$3.5
Exercise of warrants	(0.2)	—
Issuance of warrants	0.1	0.5
Balance, end of period	$3.9	$4.0

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
Balance, beginning of the year - equity securities	$7.0	$0.4
Realized gain on sale of equity securities, reclassified to deficit, net of tax (note 12)	(12.5)	—
Unrealized (loss) gain - equity securities, net of taxes	(5.0)	2.7
	(10.5)	3.1

Balance, beginning of the year - currency hedging instruments	$6.0	—
Unrealized (loss) gain - currency hedging instruments, net of taxes	(2.9)	7.4
	3.1	7.4
Balance, end of period	($7.4)	$10.5

DEFICIT
Balance, beginning of the year	($1,117.0)	($1,137.6)
Dividends (note 8(e))	(7.8)	(6.0)
Reclassification of realized gain on sale of equity securities, net of tax (note 12)	12.5	—
Net (loss) earnings	(1.1)	31.3
Balance, end of period	($1,113.4)	($1,112.3)

TOTAL EQUITY	$2,671.6	$2,053.4
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Q3 2018 FINANCIAL REPORT

ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings (loss) for the period	$7.2	$28.8	($1.1)	$31.3
Adjustments for items not involving cash:
Amortization	40.0	28.2	124.5	84.5
Foreign exchange (gain) loss	(0.7)	(0.7)	2.7	(10.1)
Current income tax expense	4.2	1.5	17.9	7.6
Deferred income tax (recovery) expense	(10.7)	(8.2)	8.1	(22.3)
Share-based compensation	1.2	1.1	5.3	5.1
Finance expense	1.0	1.1	2.8	7.7
Loss on redemption of senior secured notes	—	—	—	29.1
Other items (note 10)	(0.6)	(0.5)	(1.3)	(2.3)
Changes in working capital and cash taxes (note 10)	3.6	(7.9)	7.6	(15.7)
	45.2	43.4	166.5	114.9
INVESTING ACTIVITIES
Mineral property, plant and equipment	(55.1)	(38.2)	(160.0)	(123.3)
Proceeds from sale of equity securities	—	—	24.9	—
Purchase of Lynn Lake gold project royalty	—	—	—	(6.7)
Other	—	—	—	3.6
	(55.1)	(38.2)	(135.1)	(126.4)
FINANCING ACTIVITIES
Net proceeds from equity financing	—	—	—	239.1
Repayment of senior secured notes	—	—	—	(327.2)
Repayment of equipment financing obligations	(1.0)	(1.1)	(3.2)	(3.5)
Interest paid	—	—	—	(12.2)
Revolving credit facility transaction fees	(0.8)	(2.1)	(0.8)	(2.1)
Proceeds from the exercise of options and warrants	0.6	0.6	1.7	3.4
Dividends paid	—	—	(3.9)	(3.0)
Proceeds from issuance of flow-through shares	—	11.7	—	11.7
	(1.2)	9.1	(6.2)	(93.8)
Effect of exchange rates on cash and cash equivalents	0.8	1.0	(1.2)	2.1
Net (decrease) increase in cash and cash equivalents	(10.3)	15.3	24.0	(103.2)
Cash and cash equivalents - beginning of period	235.1	133.7	200.8	252.2
CASH AND CASH EQUIVALENTS - END OF PERIOD	$224.8	$149.0	$224.8	$149.0
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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Q3 2018 FINANCIAL REPORT

ALAMOS GOLD INC.
Notes to Condensed Interim Consolidated Financial Statements
September 30, 2018 and 2017
(Unaudited - in United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1.	NATURE OF OPERATIONS
Alamos Gold Inc. ("Alamos"), a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals. The Company owns and operates the Young-Davidson and Island Gold mines in Canada, as well as the Mulatos and El Chanate mines in Mexico. In addition, the Company owns the Ağı Dağı, Kirazlı and Çamyurt gold development projects in Turkey, the Lynn Lake gold project in Canada, the Esperanza gold project in Mexico, as well as an option to acquire a 100% interest in the Quartz Mountain gold project in Oregon, USA.
Alamos is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI).
The Company’s registered office is located at 181 Bay St, Suite 3910, Toronto, Ontario, M5J 2T3.

2.	BASIS OF PREPARATION
Statement of Compliance
These condensed interim consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2017, except as noted below.
These condensed interim consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017 prepared in accordance with IFRS as issued by the IASB.
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2018:
The Company has adopted IFRS 15, Revenue from Contracts with Customers ("IFRS 15") as of January 1, 2018. IFRS 15 covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. The Company elected to apply IFRS 15 using a modified retroactive approach by recognizing the cumulative effect of initially adopting IFRS 15 as an adjustment to the opening balance sheet through equity at January 1, 2018. Therefore, the comparative information has not been restated and continues to be reported under IAS 18, Revenue ("IAS 18"). The details of accounting policy changes and the quantitative impact of these changes are described below.
IFRS 15 requires that revenue from contracts with customers be recognized upon the transfer of control over goods or services to the customer. The recognition of revenue upon transfer of control to the customer is consistent with the recognition of revenue under the criteria in our revenue recognition policy as set out in Note 2 of the 2017 consolidated financial statements, as the condition is generally satisfied when title transfers to the customer. As such, upon adoption, this requirement under IFRS 15 resulted in no impact to the consolidated financial statements as the timing of revenue recognition on gold sales is unchanged.
The Company has adopted IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration. The interpretation clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The Company has evaluated the impact of applying IFRIC 22, and has concluded that the adoption of the standard had no material impact on the condensed interim consolidated financial statements.
Future accounting standard changes, not effective as of September 30, 2018:
IFRS 16, Leases, specifies the methodology to recognize, measure, present and disclose leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. This standard substantially carries forward

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Q3 2018 FINANCIAL REPORT

the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors. Other areas of the lease accounting model have been impacted, including the definition of a lease. Transitional provisions have been provided.
The Company intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The Company has developed an implementation plan to determine the impact of IFRS 16 on its consolidated financial statements. The Company continues to compile existing contracts and has commenced analyzing which contracts are within the scope of IFRS 16. The Company will continue to assess the effect of adoption of IFRS 16 on its consolidated financial statements.
The Company is required to use judgement in determining when an asset is categorized as an exploration stage asset. An asset is reclassified whether technical feasibility and commercial viability can be demonstrated for properties in the exploration stage. During the quarter the Company determined that its Kirazlı gold development project had demonstrated technical feasibility and commercial viability based on consideration of the following factors:

•	Existence of mineral resources and reserves;

•	Completion of a NI 43-101 feasibility study;

•	Operating and environmental permits exist or are reasonably expected to be obtained; and

•	Appropriate Board of Director approval.
The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on October 30, 2018.

3.	ACQUISITION OF RICHMONT MINES INC.
On November 23, 2017, the Company completed a plan of arrangement whereby all of the issued and outstanding common shares of Richmont Mines Inc. ("Richmont") were exchanged on the basis of 1.385 Alamos common shares for each Richmont common share. Richmont owned and operated the Island Gold mine in Ontario, Canada.
The Company determined that the acquisition was a business combination in accordance with the definition in IFRS 3, Business Combinations, and as such has accounted for it in accordance with the standard, with Alamos being the accounting acquirer on November 23, 2017.
Upon closing of the Arrangement, Alamos issued 88,398,804 common shares pursuant to the Arrangement with a fair value of $615.3 million to the former Richmont shareholders.
During the quarter, the Company finalized the purchase price allocation, which did not result in any adjustment to the preliminary values allocated to the net assets acquired.
The following table summarizes the final fair value of the total consideration transferred from Alamos shareholders and the fair value of identified assets acquired and liabilities assumed:

Consideration transferred
Common shares issued	$615.3
Replacement of long-term incentive instruments	12.1
$627.4

Net assets acquired
Cash and cash equivalents	$46.2
Equity securities	11.7
Current assets, excluding cash and cash equivalents and equity securities	22.5
Mineral property, plant and equipment	774.3
Current liabilities	(21.2)
Long-term liabilities	(4.6)
Deferred income taxes	(201.5)
$627.4

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Q3 2018 FINANCIAL REPORT

4.	AMOUNTS RECEIVABLE

	September 30, 2018	December 31, 2017
Sales tax receivables
Canada	$4.6	$6.4
Mexico	16.9	26.5
Other	2.2	0.9
Concentrate receivable	3.5	3.2
Other receivables	4.2	4.0
	$31.4	$41.0

5.	INVENTORY

	September 30, 2018	December 31, 2017
In-process precious metals	$119.1	$131.6
Ore in stockpiles	38.9	44.1
Parts and supplies	43.3	41.5
Dore, refined precious metals and gold in concentrate	10.3	12.7
	211.6	229.9
Less: Long-term inventory	(61.7)	(68.7)
	$149.9	$161.2
Long term inventory consists of heap leach and long-term stockpiles which are expected to be recovered after one year.
The amounts of inventories recognized in mining and processing costs for the three and nine months ended September 30, 2018 were $94.2 million and $295.7 million (three and nine months ended September 30, 2017 - $70.9 million and $231.2 million). The amounts of inventories recognized in amortization costs for the three and nine months ended September 30, 2018 were $40.0 million and $124.5 million (three and nine months ended September 30 2017 - $28.2 million and $84.5 million).

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Q3 2018 FINANCIAL REPORT

6.	MINERAL PROPERTY, PLANT AND EQUIPMENT

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Cost
At December 31, 2016	$983.6	$1,343.0	$66.2	$285.3	$2,678.1
Additions	66.4	56.7	14.3	41.6	179.0
Acquisition of Richmont Mines	55.7	718.6	—	—	774.3
Disposals	(2.7)	—	—	—	(2.7)
At December 31, 2017	$1,103.0	$2,118.3	$80.5	$326.9	$3,628.7
Additions	90.0	50.3	12.6	13.5	166.4
Transfer (i)	—	98.6	—	(98.6)	—
Disposals	(2.5)	—	—	—	(2.5)
At September 30, 2018	$1,190.5	$2,267.2	$93.1	$241.8	$3,792.6

Accumulated amortization and impairment charges
At December 31, 2016	$273.4	$475.1	$5.1	$6.3	$759.9
Amortization	61.6	54.9	—	—	116.5
Disposals	(1.1)	—	—	—	(1.1)
At December 31, 2017	$333.9	$530.0	$5.1	$6.3	$875.3
Amortization	57.7	61.7	—	—	119.4
Disposals	(0.8)	—	—	—	(0.8)
At September 30, 2018	$390.8	$591.7	$5.1	$6.3	$993.9

Net carrying value
At December 31, 2017	$769.1	$1,588.3	$75.4	$320.6	$2,753.4
At September 30, 2018	$799.7	$1,675.5	$88.0	$235.5	$2,798.7

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Q3 2018 FINANCIAL REPORT

The net carrying values by segment (note 11) are as follows:

		Mineral property
	Plant and equipment	Depletable	Non-depletable	Exploration and evaluation	Total
Young-Davidson	$607.9	$746.7	$88.0	—	$1,442.6
Mulatos	107.2	103.9	—	—	211.1
Island Gold	73.2	720.0	—	—	793.2
El Chanate	3.2	0.9	—	—	4.1
Kirazlı (i)	2.9	104.0	—	—	106.9
Corporate and other	5.3	—	—	235.5	240.8
At September 30, 2018	$799.7	$1,675.5	$88.0	$235.5	$2,798.7

Young-Davidson	$589.5	$767.1	$75.4	—	$1,432.0
Mulatos	112.9	99.1	—	—	212.0
Island Gold	54.8	720.1	—	—	774.9
El Chanate	4.1	2.0	—	—	6.1
Corporate and other	7.8	—	—	320.6	328.4
At December 31, 2017	$769.1	$1,588.3	$75.4	$320.6	$2,753.4
(i) Kirazlı Project
On July 25, 2018, the Company received the GSM (Business Opening and Operation) permit. With receipt of the permit, the costs associated with the project were transferred from the exploration and evaluation category to the depletable category.
Other
The carrying value of construction in progress at September 30, 2018 was $96.4 million (December 31, 2017 - $64.4 million).

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30, 2018	December 31, 2017
Trade accounts payable and accrued liabilities	$103.7	$87.3
Royalties payable	4.8	4.9
Share-based compensation liability	3.8	4.5
Current portion of equipment financing obligations	3.1	4.2
Derivative liabilities (note 12)	—	0.1
	$115.4	$101.0

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8.	SHARE CAPITAL

a)	Authorized share capital of the Company consists of an unlimited number of fully paid Class A common shares without par value.

	Number of Shares	Amount
Outstanding at December 31, 2016	267,076,495	$2,822.2
Shares issued through:
Acquisition of Richmont Mines	88,398,804	615.3
Equity financing	31,450,000	241.8
Share-based compensation plans	542,250	3.5
Exercise of warrants	332,466	0.5
Flow-through share financing	1,301,535	8.4
Outstanding at December 31, 2017	389,101,550	$3,691.7
Shares issued through:
Share-based compensation plans	793,756	1.6
Exercise of warrants	163,955	0.6
Outstanding at September 30, 2018	390,059,261	$3,693.9

b)    Stock options
The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding at December 31, 2016	9,511,636	$10.87
Granted	578,490	9.62
Conversion of Richmont Mines options to Alamos options	2,863,146	3.53
Exercised	(510,673)	6.23
Expired	(2,013,254)	16.42
Outstanding at December 31, 2017	10,429,345	$7.94
Granted	1,009,100	6.56
Expired	(1,255,397)	14.93
Exercised	(793,756)	2.36
Outstanding at September 30, 2018	9,389,292	$7.33

During the nine months ended September 30, 2018, the weighted average share price at the date of exercise for stock options exercised was CAD $6.79 per share.

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Stock options granted
During the nine months ended September 30, 2018, the Company granted 1,009,100 stock options (nine months ended September 30, 2017 - 578,490 stock options). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted for the nine months ended:	September 30, 2018	September 30, 2017
Weighted average share price at grant date (CAD$)	$6.56	$9.62
Risk-free rate	1.88% - 2.06%	0.91% - 1.35%
Expected dividend yield	0.70%	0.70%
Expected stock price volatility (based on historical volatility)	57%	57%
Expected life of option (months)	42 - 84	36 - 84
Weighted average per share fair value of stock options granted (CAD$)	$3.11	$4.27
Stock options outstanding and exercisable as at September 30, 2018:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)
$0.82 - $3.00	1,114,350	2.06	0.15	1,114,351	2.06
$3.01 - $7.00	2,974,338	4.81	4.29	1,425,238	3.98
$7.01 - $11.00	4,234,349	8.07	1.47	3,848,690	7.92
$11.01 - $15.00	249,777	13.15	0.93	249,777	13.15
$15.01 - $19.00	690,328	17.26	0.52	690,328	17.26
$19.01 - $23.00	126,150	21.47	0.12	126,150	21.47
	9,389,292	$7.33	2.10	7,454,534	$7.56

c)	Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentives ("LTI"):

	Restricted share units ("RSU")	Stock appreciation rights ("SAR")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2016	1,410,192	1,489,575	378,345	424,253
Granted	499,560	—	102,260	269,780
Conversion of Richmont Mines units to Alamos units	112,774	—	—	—
Forfeited	(171,452)	(316,074)	—	(65,451)
Settled	(350,140)	(117,976)	—	(28,877)
Outstanding units, December 31, 2017	1,500,934	1,055,525	480,605	599,705
Granted	606,853	—	163,199	437,969
Forfeited/expired	(62,606)	(435,533)	—	(56,684)
Settled	(87,977)	(63,800)	—	—
Outstanding units, September 30, 2018	1,957,204	556,192	643,804	980,990
The settlement of LTI is either in cash or equity depending on the feature of the specific LTI plan. The settlement of SARs and DSUs are in cash, and RSUs and PSUs are equity settled.

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d) Earnings per share
Basic earnings or loss per share amounts are calculated by dividing earnings or loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, including the effects of dilutive common share equivalents.

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
Net (loss) earnings	$7.2	$28.8	($1.1)	$31.3
Weighted average number of common shares outstanding (in thousands)	389,854	300,448	389,572	294,853
Basic (loss) earnings per share	$0.02	$0.10	$0.00	$0.11

Dilutive effect of potential common share equivalents (in thousands)	4,692	3,440	—	3,653

Diluted weighted average number of common shares outstanding (in thousands)	394,546	303,888	389,572	298,506
Diluted (loss) earnings per share	$0.02	$0.09	$0.00	$0.10
The following table lists the equity instruments excluded from the computation of diluted earnings per share. The instruments were excluded as they have an anti-dilutive effect on diluted earnings per share. The exercise price relating to the particular security exceeded the average market price of the Company's common shares of CAD $6.44 and $6.88 for the three and nine months ended September 30, 2018 (CAD $9.21 and CAD $9.77 for the three and nine months ended September 30, 2017).

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
(thousands)	2018	2017	2018	2017
Stock options	5,769	3,553	9,389	2,974
Warrants	5,211	12,203	5,211	12,203
	10,980	15,756	14,600	15,177
(e)    Dividends
On April 30, 2018, the Company paid a dividend of $3.9 million or $0.01 per share.
On September 27, 2018, the Company declared a dividend of $3.9 million or $0.01 per share. The dividend is payable on October 30, 2018 to shareholders of record as of the close of business October 15, 2018.
(f)    Share purchase warrants
The Company has the following share purchase warrants ("Warrants"), outstanding as at September 30, 2018 related to past acquisitions:

	Number of warrants	Common shares issuable	Exercise price	Expiry date
	(000s)	(000s)	CAD
AGI.WT.A	5,211	5,211	$10.00	January 7, 2019
On August 30, 3018, 7,167,000 warrants expired. The warrants previously traded under the ticker AGI.WT. The Company recorded $0.1 million upon the expiry.

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Q3 2018 FINANCIAL REPORT

9.	OTHER GAIN
Other gains (losses) recorded in net earnings:

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
Unrealized gain on non-hedged derivatives	$0.5	($0.2)	$2.4	$0.1
Reduction of obligation to renounce flow-through exploration expenditures	0.2	1.1	0.6	1.1
Loss on disposal of assets	—	(0.7)	(1.7)	(1.0)
Other	(0.3)	1.1	0.4	2.0
	$0.4	$1.3	$1.7	$2.2

10.	SUPPLEMENTAL CASH FLOW INFORMATION
Changes in working capital and income taxes received or paid:

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
Amounts receivable	$3.0	$8.3	$5.2	$13.8
Inventory	0.6	(12.4)	8.5	(14.7)
Advances and prepaid expenses	(0.8)	(2.9)	(2.1)	(4.5)
Accounts payable and accrued liabilities	0.8	(0.9)	0.2	(8.8)
Income taxes paid	—	—	(4.2)	(1.5)
	$3.6	($7.9)	$7.6	($15.7)

Interest received	$0.0	$0.3	$0.0	$2.2
Other non-cash items:

	For three months ended		For nine months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017
Unrealized loss (gain) on non-hedged derivatives	($0.5)	$0.2	($2.4)	($0.1)
Reduction of obligation to renounce flow-through exploration expenditures	(0.2)	(1.1)	(0.6)	(1.1)
Loss on disposal of assets	—	0.7	1.7	1.0
Other non-cash items	0.1	(0.3)	—	(2.1)
	($0.6)	($0.5)	($1.3)	($2.3)

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Q3 2018 FINANCIAL REPORT

11.	SEGMENTED INFORMATION
(a) Segment revenues and results
The Company manages its reportable operating segments by operating mines. The Company operates in two principal geographical areas - Canada and Mexico. The Young-Davidson and Island Gold mines operate in Canada, and the Mulatos and El Chanate mines operate in Sonora, Mexico. The results from operations for these reportable operating segments are summarized in the following tables:

For the three months ended September 30, 2018
	Young-Davidson	Mulatos	Island Gold	El Chanate	Corporate/other[1]	Total
Operating revenues	$57.3	$51.5	$25.3	$12.6	—	$146.7
Cost of sales
Mining and processing	37.8	29.9	12.5	12.6	—	92.8
Royalties	0.8	2.7	1.3	—	—	4.8
Amortization	21.2	9.3	8.5	1.0	—	40.0
	59.8	41.9	22.3	13.6	—	137.6
Expenses
Exploration	—	1.6	0.3	—	0.5	2.4
Corporate and administrative	—	—	—	—	4.9	4.9
Share-based compensation	—	—	—	—	1.2	1.2
(Loss) earnings from operations	($2.5)	$8.0	$2.7	($1.0)	($6.6)	$0.6
Finance expense						(1.0)
Foreign exchange loss						0.7
Other gain						0.4
Earnings before income taxes						$0.7

For the nine months ended September 30, 2018
	Young-Davidson	Mulatos	Island Gold	El Chanate	Corporate/other[1]	Total
Operating revenues	$171.9	$175.2	$97.6	$44.0	—	$488.7
Cost of sales
Mining and processing	110.3	97.2	40.5	43.0	—	291.0
Royalties	2.6	9.7	4.5	—	—	16.8
Amortization	60.6	27.8	32.8	3.3	—	124.5
	173.5	134.7	77.8	46.3	—	432.3
Expenses
Exploration	—	6.6	0.4	—	1.5	8.5
Corporate and administrative	—	—	—	—	13.9	13.9
Share-based compensation	—	—	—	—	5.3	5.3
(Loss) earnings from operations	($1.6)	$33.9	$19.4	($2.3)	($20.7)	$28.7
Finance expense						(2.8)
Foreign exchange loss						(2.7)
Other gain						1.7
Earnings before income taxes						$24.9
1. Corporate and other consists of corporate balances and exploration and development projects.

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Q3 2018 FINANCIAL REPORT

For the three months ended September 30, 2017
	Young-Davidson	Mulatos	El Chanate	Corporate/other[1]	Total
Operating revenues	$70.8	$38.9	$19.1	—	$128.8
Cost of sales
Mining and processing	30.4	21.8	17.0	—	69.2
Royalties	1.2	2.0	—	—	3.2
Amortization	21.8	5.2	1.2	—	28.2
	53.4	29.0	18.2	—	100.6
Expenses
Exploration	—	2.3	—	0.3	2.6
Corporate and administrative	—	—	—	3.6	3.6
Share-based compensation	—	—	—	1.1	1.1
Earnings (loss) from operations	17.4	7.6	$0.9	($5.0)	$20.9
Finance expense					(0.8)
Foreign exchange gain					0.7
Other gains					1.3
Earnings before income taxes					$22.1

For the nine months ended September 30, 2017
	Young-Davidson	Mulatos	El Chanate	Corporate/other[1]	Total
Operating revenues	$182.9	$137.4	$60.8	—	$381.1
Cost of sales
Mining and processing	90.8	78.0	56.2	—	225.0
Royalties	3.3	7.4	—	—	10.7
Amortization	61.2	19.9	3.4	—	84.5
	155.3	105.3	59.6	—	320.2
Expenses
Exploration	—	4.9	—	1.1	6.0
Corporate and administrative	—	—	—	10.9	10.9
Share-based compensation	—	—	—	5.1	5.1
Earnings (loss) from operations	$27.6	$27.2	$1.2	($17.1)	$38.9
Finance expense					(5.5)
Foreign exchange gain					10.1
Other gains					2.2
Loss on redemption of senior secured notes					(29.1)
Loss before income taxes					$16.6

1.	Corporate and other consists of corporate balances and exploration and development projects.

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Q3 2018 FINANCIAL REPORT

(b) Segment assets and liabilities
The following table presents assets and liabilities by segment:

	Total Assets		Total liabilities
	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Young-Davidson	$1,571.4	$1,580.9	$265.6	$243.4
Mulatos	363.4	356.5	94.2	100.3
Island Gold	867.2	849.6	233.6	222.5
El Chanate	104.8	111.4	21.2	24.3
Corporate/other	426.6	421.9	47.2	48.6
Total assets and liabilities	$3,333.4	$3,320.3	$661.8	$639.1

12.	FINANCIAL INSTRUMENTS
Fair values of financial instruments
The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements as at September 30, 2018. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable (supported by little or no market activity).

	September 30, 2018		December 31, 2017
	Level 1	Level 2	Level 1	Level 2
Financial assets
Fair value through profit or loss
Gold options	—	2.7	—	0.5
Fair value through OCI
Equity securities	5.6	—	35.8	—
Currency hedging derivative instruments	—	1.4	—	5.0

Financial liabilities
Fair value through profit or loss
Share purchase warrants	—	—	(0.1)	—
	$5.6	$4.1	$35.7	$5.5
The methods of measuring financial assets and liabilities have not changed during the three months ended September 30, 2018. The Company does not have any financial assets or liabilities measured at fair value based on unobservable inputs (Level 3).
The fair value of option and forwards (gold and currency) contracts are determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.
Equity Securities

During the first quarter of 2018, the Company disposed of its investment in AuRico Metals as it was acquired by a third party for CAD$1.80 per share. The Company received $22.2 million in proceeds on its investment, resulting in a gain of $13.7 million, based on an average cost of CAD$0.72 per share. Also in the first quarter, the Company disposed of its position in

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Q3 2018 FINANCIAL REPORT

Corex for $2.7 million or CAD$0.13 per share, resulting in a gain of $0.6 million, based on an average cost of CAD$0.10 per share. The tax impact of these gains were $1.8 million. These gains were transferred from accumulated other comprehensive income to deficit.

Revolving Credit Facility
In the third quarter of 2018, the Company completed the extension of its existing undrawn revolving credit facility (the "Facility") of $400.0 million to September 20, 2022 from September 20, 2021 at similar terms and conditions to those existing previously. The Facility bears interest at an interest rate of Libor plus 2.00% to 3.125% on drawn amounts and stand-by fees of 0.45% to 0.70% on undrawn amounts, based on the Company's net leverage ratio, as defined in the agreement.
The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at September 30, 2018, the Company is in compliance with the covenants and the Facility is fully undrawn.
The Company incurred costs of $2.1 million to amend the Facility, and $0.8 million to extend it for another year. These costs are amortized into net earnings over the term of the Facility.
Derivative Instruments

The fair value of derivative instruments is as follows:

	September 30,	December 31,
	2018	2017
Derivatives designated as hedging instruments
Currency hedging derivative instruments	$1.4	$5.0

Derivatives not designated as hedging instruments
Gold option asset	$2.7	$0.5
Share purchase warrants liability	—	(0.1)
	$2.7	$0.4

Currency derivative instruments
The Company enters into option and forward contracts to economically hedge against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option and forward contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing currency risk.
As of January 1, 2018, the Company has designated options and forwards as cash flow hedges for the highly probable Canadian dollar and Mexican peso purchases. These derivatives meet the hedge effectiveness criteria and are designated in a hedge accounting relationship as a result of the following factors:

•
An economic relationship exists between the hedged item and hedging instrument, as notional amounts match and both the hedged item and hedging instrument fair values move in response to the same risk (foreign exchange rates). Cash flows in relation to the designated hedged item and hedging instrument are matched since the foreign currency option and forward contracts (hedging instrument) matures during the same month as the operational cash flows (hedged item) are expected to be incurred. The correlation between the foreign exchange rate of the hedged item and the hedging instrument is highly correlated and closely aligned as the maturity and the notional amount are the same.

•
The hedge ratio is one to one for this hedging relationship, as the hedged item is foreign currency risk that is hedged with a foreign currency hedging instrument using one unit of both the hedged and hedging item respectively.

•	Credit risk is not material in the fair value of the hedging relationship.
The Company has identified two sources of potential ineffectiveness: 1) the timing of cash flow differences between the expenditure and the related derivative and 2) the inclusion of credit risk in the fair value of the derivative not replicated in the hedged item. The Company expects the impact of these sources of hedge ineffectiveness to be minimal. The timing of hedge settlements and

18	Alamos Gold Inc.

Q3 2018 FINANCIAL REPORT

incurred expenditures are closely aligned, as they are expected to occur within 30 days of each other. As noted above, credit risk is not a material component of the fair value of the Company’s hedging instruments, as all counterparties are reputable Canadian banking institutions and are highly rated.
The effective portion of the changes in fair value of the hedging instrument for the three and nine months ended September 30, 2018 recorded in accumulated other comprehensive income is:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2018	2017	2018	2017

Balance, beginning of the period	$0.6	$5.7	$6.0	—
Unrealized (loss) gains on currency instruments	3.3	3.8	1.0	12.4
Less: realized losses (gains) on CAD currency instruments	0.1	(1.1)	(4.3)	(1.5)
Less: realized losses (gains) on MXN currency instruments	(0.1)	(0.5)	(0.2)	(1.1)
Deferred income tax related to hedging instruments	(0.8)	(0.5)	0.6	(2.4)
	$3.1	$7.4	$3.1	$7.4
For the three and nine months ended September 30, 2018, the Company did not recognize any ineffectiveness on the hedging instruments.
The contracts, which settle on a monthly basis, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2018	Collars	102.0	1.27	1.32
2019	Collars	42.0	1.28	1.34
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)	Forward price (MXN/USD)
2018	Forwards	60.0	N/A	N/A	18.78
2018	Collars	330.0	18.71	21.10	N/A
2019	Collars	630.0	19.14	21.42	N/A
The fair value of these contracts was an asset of $1.4 million at September 30, 2018 (December 31, 2017 - asset of $5.0 million). For the three and nine months ended September 30, 2018, the Company realized gains on foreign currency derivative instruments of $nil and $4.5 million and had an unrealized gain of $3.3 million and unrealized loss of $3.6 million, respectively (for the three and nine months ended September 30, 2017 - realized gain of $2.4 million and $3.4 million and unrealized gains of $3.8 million and $15.1 million, respectively).
Gold option contracts

As at September 30, 2018, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales.  These option contracts ensure a minimum average realized gold price of $1,290 per ounce and a maximum average realized gold price of $1,479 per ounce, regardless of the movement in gold prices during 2018.

The following gold collar and forward contracts are outstanding as of September 30:

Period Covered	Contract type	Ounces subject to contract	Average purchase put option	Average sold call option
2018	Collar	32,550	$1,290	$1,479

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Q3 2018 FINANCIAL REPORT

The fair value of these contracts was an asset of $2.7 million at September 30, 2018 (December 31, 2017 - asset of $0.5 million). The options mature through the remainder of 2018.
For the three and nine months ended September 30, 2018, the Company realized $2.2 million and $2.5 million, respectively related to the settlement of option contracts (for the three and nine months ended September 30, 2017 - realized a loss of $0.2 million and $0.4 million, respectively). The Company recorded unrealized gains of $0.4 million and $2.3 million for the three and nine months ended September 30, 2018, respectively (for the three and nine months ended September 30, 2017- unrealized gain of $0.6 million and an unrealized loss of $2.0 million). The Company has elected to not apply hedge accounting to gold option contracts, with changes in fair value recorded in net earnings.

13.	COMMITMENTS
Capital commitments
As of September 30, 2018, the Company has $14.3 million in committed capital purchases (December 31, 2017 - $21.8 million).
Royalties
Production from certain concessions within the Salamandra district, including the Mulatos Mine, is subject to a production royalty payable at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. Production to a maximum of two million ounces of gold is subject to this royalty. As of September 30, 2018, the royalty was paid or accrued on approximately 1.9 million ounces of applicable gold production. Royalty expense related to the third party royalty was $2.4 million and $8.8 million for the three and nine months ended September 30, 2018, respectively (three and nine months ended September 30, 2017 - $1.8 million and $6.7 million). In addition, royalty expense includes the 0.5% Extraordinary Mining Duty, which totaled $0.3 million and $0.9 million for the three and nine months ended September 30, 2018, respectively, payable to the Mexican government (three and nine months ended September 30, 2017 - $0.2 million and $0.7 million).
The Company is required to pay a 1.5% net smelter royalty on production from the Young-Davidson mine effective July 2, 2015. For the three and nine months ended September 30, 2018, the Company recorded a royalty expense of $0.8 million and $2.5 million, respectively (three and nine months ended September 30, 2017 - $0.9 million and $2.8 million). In addition, other royalties related to production totaled $nil and $0.1 million for the three and nine months ended September 30, 2018, respectively (three and nine months ended September 30, 2017 - $0.3 million and $0.5 million).
At the Island Gold mine, the Company is required to pay a 3% net smelter royalty on production from the Lochalsh claims, a 2% net smelter return royalty in addition to a 15% net profit interest royalty per ounce produced from the Goudreau claims, as well, a 4.38% net smelter return royalty and a 10.38% net profit interest royalty per ounce produced from Goudreau Lake property. For the three and nine months ended September 30, 2018, the Company recorded a royalty expense of $1.3 million and $4.5 million, respectively related to production at Island Gold (three and nine months ended September 30, 2017 - $nil).
In addition, a third party has a 2% net smelter return royalty on production from a portion of the Company's Turkish projects. The Company is also subject to a 2% state royalty on production in Turkey based on current gold prices, subject to certain deductions. No payments have been made, as the projects are not in production.

20	Alamos Gold Inc.